UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


                              (AMENDMENT NO. ___)*


                              Alpha Innotech Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02075U 10 9
--------------------------------------------------------------------------------
                                     (CUSIP
                                     Number)


                                   Darryl Ray
                              Alpha Innotech Corp.
                               2401 Merced Street
                              San Leandro, CA 94577
                                 (510) 483-9620
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 October 3, 2005
--------------------------------------------------------------------------------
                     (Date of Event Which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  02075U 10 9                                         PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ETP/FBR Venture Capital LLC             I.D. No. 54-2005388
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) |_|
                                                              (b) |X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          SC (Subject Company)
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

          Not applicable
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,471,999
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,471,999

________________________________________________________________________________
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                     |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.13%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                   OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  02075U 10 9                                         PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William Snider                 I.D. No.

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) |_|
                                                              (b) |X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          SC (Subject Company)
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

          Not applicable
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,471,999
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,471,999

________________________________________________________________________________
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                       |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.13%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  02075U 10 9                                         PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wei-Wu He                             I.D. No.

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) |_|
                                                              (b) |X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          SC (Subject Company)
--------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

          Not applicable
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,471,999
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,471,999

________________________________________________________________________________
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                       |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.13%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "STATEMENT") relates to the shares of common stock, $0.01 par value per share (the "COMMON STOCK"), of Alpha Innotech Corp., a Delaware Corporation ("AIC"). The principal executive offices of AIC are located at 2401 Merced Street, San Leandro, CA 94577.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is filed by ETP/FBR Venture Capital LLC. William Snider and Wei-Wu He are the general partners of ETP/FBR Venture Capital LLC. ETP/FBR Venture Capital LLC, William Snider and Wei-Wu He are each sometimes referred to as a Reporting Person and collectively , referred to as the Reporting Persons.

         (b) The principal business address of each Reporting Person is 1901 Research Boulevard, Suite 350, Rockville, MD 20850.

         (c) ETP/FBR Venture Capital LLC is a limited liability company organized for purpose of making investments in public and private emerging and growth companies in the biotechnology field. William Snider and Wei-Wu He are the general partners of ETP/FBR Venture Capital LLC.

         (d)      During  the last five  years,  no  Reporting  Person  has been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

         (f) ETP/FBR Venture Capital LLC id a Delaware limited liability company; William Snider and Wei-Wu He are the United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         ETP/FBR Venture Capital LLC holds the securities reported above as a result of a merger of Alpha Innotech Corporation, a California Corporation ("AIC") with Xtrana, Inc. (the "Merger"). Pursuant to the Merger Agreement dated as of December 14, 2004 (as amended on each of April 6, 2005, July 6, 2005 and August 25, 2005, the "Merger Agreement"), the securities of AIC held by ETP/FBR Venture Capital LLC were exchanged for securities of Alpha Innotech Corp. (f/k/a Xtrana, Inc.) as of October 3, 2005, the effective date of the Merger.

ITEM 4.  PURPOSE OF TRANSACTION

         ETP/FBR Venture Capital LLC does not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons are the beneficial owners of an aggregate of 1,471,999 shares of common stock including 92,221 shares upon exercise of five year warrants to purchase common stock at a purchase price of $0.087 per share, which represent approximately 15.13% of the outstanding equity shares.

         (b) ETP/FBR Venture Capital LLC is a direct owner of 1,471,999 shares of the Issuer's Common Stock, except that William Snider and Wei-Wu He may be deemed to have shared voting power with respect to these shares of the Issuer's Common Stock.

         (c) Except as set forth or incorporated herein, no Reporting Person effected any transactions in the Issuer's Common Stock in the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Agreement and Plan of Merger dated as of December 14, 2004, by and among Xtrana, Inc., AIC Merger Corp. and Alpha Innotech Corporation. (Incorporated by reference to the Issuer's Current Report Form 8-K filed on December 17, 2004)

         99.2 Amendment No. 1 to Agreement and Plan of Merger dated as of December 14, 2004, by and among Xtrana, Inc., AIC Merger Corp. and Alpha Innotech Corporation. (Incorporated by reference to the Issuer's Current Report Form 8-K filed on April 12, 2005)

         99.3 Amendment No. 2 to Agreement and Plan of Merger dated as of December 14, 2004, by and among Xtrana, Inc., AIC Merger Corp. and Alpha Innotech Corporation. (Incorporated by reference to the Issuer's Current Report Form 8-K filed on July 11, 2005)

         99.4 Amendment No. 3 to Agreement and Plan of Merger dated as of December 14, 2004, by and among Xtrana, Inc., AIC Merger Corp. and Alpha Innotech Corporation. (Incorporated by reference to the Issuer's Current Report Form 8-K filed on August 26, 2005)

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2005

                                       ETP/FBR Venture Capital
                                       By:  William Snider, General Partner

                                       /s/ William Snider
                                       -----------------------------------------

                                INDEX TO EXHIBITS


         99.1 Agreement and Plan of Merger dated as of December 14, 2004, by and among Xtrana, Inc., AIC Merger Corp. and Alpha Innotech Corporation. (Incorporated by reference to the Issuer's Current Report Form 8-K filed on December 17, 2004)

         99.2 Amendment No. 1 to Agreement and Plan of Merger dated as of December 14, 2004, by and among Xtrana, Inc., AIC Merger Corp. and Alpha Innotech Corporation. (Incorporated by reference to the Issuer's Current Report Form 8-K filed on April 12, 2005)

         99.3 Amendment No. 2 to Agreement and Plan of Merger dated as of December 14, 2004, by and among Xtrana, Inc., AIC Merger Corp. and Alpha Innotech Corporation. (Incorporated by reference to the Issuer's Current Report Form 8-K filed on July 11, 2005)

         99.4 Amendment No. 3 to Agreement and Plan of Merger dated as of December 14, 2004, by and among Xtrana, Inc., AIC Merger Corp. and Alpha Innotech Corporation. (Incorporated by reference to the Issuer's Current Report Form 8-K filed on August 26, 2005)